BOMBARDIER

06018476

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

November 1, 2006

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

SUPPL

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER INC.

- *Montréal, October 23, 2006* – Bombardier launches tender offers

BOMBARDIER AEROSPACE

- *Montréal, September 6, 2006* –Bombardier sells 10 Q400 Turboprops to Frontier Airlines
- *Toronto, September 25, 2006* – Bombardier sells nineteen CRJ900 regional jets to My Way Airlines
- *Toronto, October 5, 2006* – Northwest Airlines places orders for 36 Bombardier CRJ900 aircraft
- *Montréal, October 24, 2006* – Bombardier Aerospace aligns its regional aircraft production rates with current market demand

BOMBARDIER TRANSPORTATION

- *Derby, August 31, 2006* – Bombardier wins a £223 million order from Transport for London for 152 electric multiple unit cars for the United Kingdom

- *Montréal, September 28, 2006* – Bombardier signs US $1,650 million contracts for rapid rail system in South Africa

- *Montréal, October 13, 2006* – Bombardier consortium awarded contact for advanced rapid transit cars in Kuala Lumpur, Malaysia

- *Montréal, October 25, 2006* – Bombardier selected by French National Railways SNCF to supply the future Ile-de-France commuter train

May I kindly ask you to acknowledge receipt of the enclosed documents.

Yours truly,

Roger Carle
Corporate Secretary

RC/gd
Encl.

c.c. Christopher Hilbert – Sidley Austin Brown & Wood

BOMBARDIER

PRESS RELEASE

NOT FOR DISTRIBUTION TO ANY U.S. PERSON OR ITALIAN PERSON OR TO ANY PERSON OR ADDRESS IN THE UNITED STATES OR THE REPUBLIC OF ITALY

BOMBARDIER LAUNCHES TENDER OFFERS

Montréal, October 23, 2006 – Bombardier Inc. and Bombardier Capital Funding LP announced today that they have launched tender offers for any and all of the outstanding €500 million 6.125% Notes due 2007 issued in Europe by Bombardier Capital Funding LP and a principal amount to be determined of the €500 million 5.75% Notes due 2008 issued in Europe by Bombardier Inc. The minimum target amount of the tender offers is €500 million with the exact aggregate repurchase amount to be announced on the business day following the expiration date of the tender offers, being November 13, 2006. Settlement is expected on November 17, 2006 (unless the tender offers are extended or terminated). Details on the terms, conditions and restrictions relating to the tender offers are contained in the Invitation Memorandum dated October 23, 2006. The tender offers are not open to U.S. persons or persons located or resident in the United States or Italy.

The purpose of the tender offers is to take advantage of current favourable conditions in the debt capital markets and to extend the Bombardier's debt maturity profile by refinancing the 2007 Notes and the 2008 Notes with longer maturity securities. The tender offers are conditional upon completion of and will be funded with a portion of the proceeds of a proposed new issue of notes by Bombardier Inc., which is expected to be launched in the near future. Bombardier Inc. expects to complete the issue of notes prior to the settlement of the tender offers, subject to market conditions. The new issue will not be registered under the securities laws of any jurisdiction and cannot be offered or sold in any jurisdiction without registration or an applicable exemption for registration requirements.

Deutsche Bank is acting as sole Dealer Manager in connection with the tender offers.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information

Deutsche Bank AG London Branch
Liability Management Group
+44 20 7545 8011

Isabelle Rondeau
Director, Communications
+514-861-9481

Shirley Chénier
Director, Investor Relations
+514-861-9481

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELLS 10 Q400 TURBOPROPS TO FRONTIER AIRLINES

Toronto, September 6, 2006 – Bombardier Aerospace announced today that Frontier Airlines of Denver, Colorado has signed a contract to acquire 10 *Bombardier Q400* 74-seat airliners. The contract includes options on 10 additional *Q400* aircraft.

The value of the firm orders based on list price is $256.8 million US. The value could rise to $520.3 million US if the 10 options are exercised.

The *Q400* aircraft is the airline's first turboprop. Frontier operates 280 flights a day to 57 destinations in the U.S., Canada and Mexico, some of which are flown by Horizon Air as Frontier JetExpress using *Bombardier CRJ700* regional jets.

"Only the *Bombardier Q400* aircraft has the very low operating costs and operational characteristics that we require to develop new flying from our hub in Denver to points in Colorado and surrounding states," said Jeff Potter, President and Chief Executive Officer, Frontier Airlines. "The aircraft's high cruise speed and excellent passenger comfort complete an extremely attractive package. Judging from the experience of other *Q400* operators, our passengers are going to enjoy flying in this aircraft."

"We are delighted that Frontier Airlines has recognized the superb qualities of the *Bombardier Q400*," said Steven Ridolfi, President, Bombardier Regional Aircraft. "This aircraft is in a class by itself. There is no other regional aircraft that comes close to matching its low operating costs and we look forward to supporting Frontier's future growth."

Frontier Airlines becomes the 18th operator to order the *Bombardier Q400.* Firm orders stood at 185 aircraft as of July 31, 2006, with 125 having been delivered.

About Frontier

Currently in its 13th year of operations, Denver-based Frontier Airlines is the second largest jet service carrier at Denver International Airport, employing approximately 5,000 aviation professionals. With 55 aircraft and one of the youngest Airbus fleet in North America, Frontier offers 24 channels of DIRECTV® service in every seatback along with 33 inches of legroom in an all coach configuration. In conjunction with Frontier JetExpress operated by Horizon Air, Frontier operates routes linking its Denver hub to 55 destinations including 47 destinations in 29 states spanning the nation from coast to coast, seven cities in Mexico and one city in Canada. Frontier's maintenance and engineering department has received the Federal Aviation Administration's highest award, the Diamond Certificate of Excellence, in recognition of 100 percent of its maintenance and engineering employees completing advanced aircraft maintenance training programs, for seven consecutive years. In July 2006, Frontier ranked as one of the "Top 5 Domestic Airlines" as determined by readers of Travel & Leisure magazine. Frontier provides capacity information and other operating statistics on its Web site, which may be viewed at FrontierAirlines.com.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Notes to Editors

Images of Frontier *Q400* aircraft are available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information:

Marc Holloran
Bombardier Aerospace
(416) 375-3030
www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELLS NINETEEN CRJ900 REGIONAL JETS TO MY WAY AIRLINES

Toronto, September 25, 2006 – Bombardier Aerospace announced today that My Way Airlines of Vicenza, Italy has placed a firm order for 19 *CRJ900* aircraft. Should Bombardier launch its *CRJ900X* program, 15 of these firm orders will be converted into CRJ900X aircraft. In the event program launch does not proceed, the firm order remains for 19 *CRJ900* jets.

The value of the contract based on the *CRJ900* aircraft list price is approximately $702 million US.

My Way Airlines serves scheduled destinations in Europe and the Middle East with a fleet of five Airbus A320 jets, and its wholly owned subsidiary, LTE, offers charter flights with its own fleet. The *Bombardier CRJ900* aircraft will be operated on domestic and regional routes.

"We were attracted to the *Bombardier CRJ900* aircraft because of its low operating costs, quick turnaround times and outstanding passenger comfort," said Professor Carlo Bernini, President, My Way Airlines. "The *CRJ900* jet is the ideal aircraft for our low-cost operations."

"I also want to emphasize the environmentally friendly nature of the *CRJ900*," Professor Bernini added. "Emissions and noise are well below those permitted by international agreement, and fuel consumption has been reduced considerably."

"My Way Airlines is the sixth European airline to recognize the significant benefits provided by this state-of-the art regional jet," said Steven Ridolfi, President, Bombardier Regional Aircraft. "The *Bombardier CRJ900* has the lowest operating costs in its class, and independent surveys reveal strong praise from passengers for its cabin comfort and amenities."

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Bombardier and *CRJ900* are trademarks of Bombardier Inc. or its subsidiaries.

Notes to Editors
An image of My Way Airlines *CRJ900* aircraft is available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information:
Marc Holloran
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

NORTHWEST AIRLINES PLACES ORDER FOR 36 BOMBARDIER CRJ900 AIRCRAFT

Toronto, October 5, 2006 – Bombardier Aerospace announced today that Northwest Airlines has placed an order for 36 *Bombardier CRJ900* aircraft and has taken options on an additional 96, for a total of 132 aircraft if all options are exercised.

The transaction is conditional upon Northwest Airlines receiving approval from the United States Bankruptcy Court, Southern District of New York.

The value of the orders based on *CRJ900* aircraft list price would be approximately $1.35 billion US. The value could rise to $5.18 billion US if all options are exercised.

The aircraft will be offered in a dual class configuration with 12 First Class and 64 Economy Class seats within a spacious cabin. Concurrent with the purchase of these *CRJ900* aircraft, Northwest has agreed to continue to operate all 141 *CRJ200/CRJ440* aircraft as part of the Northwest Airlink operation.

"Today's order builds on an established relationship with Bombardier and will provide our customers with a comfortable and efficient flight experience," said Doug Steenland, Northwest president and chief executive. "The new aircraft will lower our operating costs through a combination of significantly lower fuel consumption along with inherent maintenance cost advantages."

"Major airlines are shifting short- and medium-haul flying to larger and more fuel-efficient state-of-the-art aircraft. The *CRJ900* aircraft fills this requirement perfectly," said Steven Ridolfi, President, Bombardier Regional Aircraft.

Northwest is the 10th customer for the *CRJ900* aircraft since the aircraft was introduced into revenue service in 2003. The *CRJ900* aircraft has established itself as having the lowest operating costs of any jet in the 90-seat class. It is also very popular with passengers due to its comfortable seating with increased legroom, modern amenities and additional baggage storage capacity.

As of July 31, 2006, firm orders for the *Bombardier CRJ900* airliner stood at 102 aircraft with 59 delivered. Orders for the *CRJ* family of regional jets numbered 1,449, making it the fifth best-selling commercial jetliner family in aviation history.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Bombardier, CRJ200, CRJ440 and *CRJ900* are trademarks of Bombardier Inc. or its subsidiaries.

Notes to Editors
Images of Northwest *CRJ900* aircraft are available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information:
Marc Holloran
Bombardier Aerospace
(416) 375-3030
www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER AEROSPACE ALIGNS ITS REGIONAL AIRCRAFT PRODUCTION RATES WITH CURRENT MARKET DEMAND

- **Reduction of *Bombardier CRJ700/900* regional jets production rate**
- **Increase of *Bombardier Q400* turboprop production rate**
- **Total Bombardier aircraft deliveries this fiscal year expected to be at similar level as previous fiscal year, with different product mix**

Montréal, Oct. 24, 2006 – Bombardier Aerospace announced today that it is adjusting its regional aircraft production rates to reflect current market demand. As a result, the production rate for its *CRJ700/900* regional jets will be reduced. This will be partly offset by an increase in the *Q400* turboprop production level in response to the growing need for this type of cost efficient regional airliner, which is ideally suited to short-haul routes. Bombardier will adjust its workforce level accordingly.

Total Bombardier aircraft deliveries for the current fiscal year 2006/07 are expected to remain at a similar level to that of last fiscal year 2005/06 (year ending January 31, 2006), but with a different product mix.

"We lead the regional aircraft market with 1,376 deliveries of our *CRJ* Series and 749 deliveries of our *Q-Series* regional aircraft, including more than 320 deliveries of our *CRJ700/900* regional jets and over 350 deliveries of *Q300/400* turboprop aircraft as of July 31, 2006. Recent orders for both our larger 90-passenger *CRJ900* aircraft from Northwest Airlines and My Way Airlines and 70-seat *Q400* aircraft from Frontier Airlines and Luxair demonstrate that we have the right products for operators looking to take advantage of our regional aircraft's competitive operating economics," said Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace.

"The restructuring of the airline industry continues, with relatively few orders for regional jets in the 70- to 90-seat jet category being awarded in recent years. This situation should improve as attested by the numerous sales campaigns we are actively pursuing. However, we must be prudent and manage proactively our *CRJ700/900* jets production schedule in the short term to ensure we achieve our goal of increased profitability and our success in the long term. This means making difficult but necessary decisions. We recognize the impact this decision will have on our affected employees and we will treat them fairly and with respect," Mr. Beaudoin added.

The production rates will be adjusted as follows:

- For the 70-passenger *CRJ700* and 90-seat *CRJ900* regional jets, starting November 2006, a reduction to a rate of one aircraft produced every five days from a rate of one aircraft every three days, or a total of approximately 65 deliveries in the current fiscal year 2006/07 (year ending January 31, 2007) and approximately 50 deliveries in the next fiscal year 2007/08 (year ending January 31, 2008).

- For the *Q-Series* turboprop family, which includes the *Q200, Q300* and *Q400* airliners, starting in October 2006, the increase in the *Q400* production level will result in a total of approximately 50 *Q-Series* deliveries in the current fiscal year 2006/07 and approximately 65 *Q-Series* deliveries in the next fiscal year 2007/08.

Impact on manpower

By the end of the current fiscal year 2006/07, the workforce level at Bombardier's Toronto facility where the *Q-Series* and *Global* aircraft are manufactured will have risen by over 800 employees to reflect the increase in production levels.

However, we expect that the adjustment in the *CRJ700/900* regional jets production rate will result in a workforce reduction of approximately 1,330 employees, including management, at its Montréal-area facilities and at its Belfast site over a nine-month period starting October 2006.

Total Bombardier Aerospace employment as of July 2006 was approximately 26,900. The overall workforce level has remained at a similar level since January 2004.

Impact on manpower level by sites

Site	Number of layoffs	Employees to leave
Belfast	645	Starting January 2007
Montréal-area sites	485	Starting late November 2006
Management and other salaried employees in Canada	200	Starting October 2006
Total	**1,330**	

Severance costs associated with the layoffs will total approximately $31 million US and the majority of these costs will be expensed through the normal course of operations in the third quarter of the current fiscal year 2006/07 (year ending January 31, 2007).

While the order level for larger regional jets is still challenging, the order book for turboprops is growing. Furthermore, orders and deliveries of business aircraft continue to rise year over year. Bombardier is ideally positioned in corporate aviation, with the broadest and most modern line-up of business aircraft to meet strong demand in North America and Europe and growing interest in the Asia-Pacific region. According to the latest General Aviation Manufacturer Association (GAMA) figures for the first half of 2006, Bombardier is a leader with 30 per cent of all business jet deliveries.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS

This press release includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section.

For information
Marc Duchesne
Bombardier Aerospace
+ 1-514-855-7989

BOMBARDIER

PRESS RELEASE

BOMBARDIER WINS A £223 MILLION ORDER FROM TRANSPORT FOR LONDON FOR 152 ELECTRIC MULTIPLE UNIT CARS FOR THE UNITED KINGDOM

Derby, 31 August, 2006 – Bombardier is pleased to announce that it has been awarded a significant contract for the provision of 152 Electrostar electric multiple unit cars plus an associated Train Services Agreement from Transport for London (TfL) to be operated on the East London Line and North London Railway.

The contract value is approximately £223 million (331 million euro) which includes vehicle manufacture and the first 7.5 years of a Train Services Agreement for the new vehicles which may extend for up to 30 years. Delivery of the new units will commence in July 2008, with the last unit delivered in May 2009.Included within the contract are options for the manufacture of up to 196 additional cars.

The 100mph Class 376 units are specially designed for suburban operations and are part of the proven and reliable Electrostar family of products. 1,614 Electrostar cars are already in daily passenger service with three UK operators, c2c, South East Trains and Southern Railways.

The new vehicles will be manufactured at Bombardier's production site at Derby and the servicing will be primarily delivered out of a new purpose-built maintenance facility situated at New Cross Gate in East London.

Commenting on this announcement, Colin S Walton, Chief Country Representative UK said: "Our award winning Electrostar trains are the most reliable new generation EMUs on the UK network and the Class 376 suburban vehicles have already proven themselves in the London area. The vehicle supply will be complimented by our excellent services provision, which has proved highly successful with other UK operators, winning a number of awards over the past year. This order will help secure employment for our highly specialized workforce at Derby."

Bombardier Transportation UK Sales Director, Matt Beeton, commented: "This important order from TfL further demonstrates the benefits and flexibility of the Electrostar family of trains. The trains' modular design allows us to retain the longevity of the Electrostar platform for both suburban and intercity applications alike".

In the UK's rail transportation industry, Bombardier is the leader in the manufacture, refurbishment and maintenance of rolling stock. Bombardier Transportation employs over 4,000 people at production facilities in Derby and Plymouth and 24 maintenance, refurbishment and overhaul centres across the UK. The company maintains approximately 2500 vehicles.

Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of approximately 97,000 cars and locomotives, primarily in Europe, the world's largest rail market. The company offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com

Electrostar is a trademark of Bombardier Inc. or its subsidiaries

For information
Neil Harvey
Director, Communications
+44 1332 266 470
www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SIGNS US $ 1,650 MILLION CONTRACTS FOR RAPID RAIL SYSTEM IN SOUTH AFRICA

Montréal, September 28, 2006 – The Bombela Consortium, of which Bombardier Transportation is a member, has finalized the terms of the Concession Agreement for a rapid rail transit system with the Gauteng Provincial Government of South Africa. In July 2005, the Gauteng Provincial Government selected the Bombela Consortium as preferred bidder. Construction of the new line will commence immediately.

The contract for the 54-month design-build portion of the contract is valued at approximately US $3.3 billion (€2.6 billion). Bombardier's share of the design-build contract is approximately US $950 million (€750 million). Bombardier's share of the separate 15-year maintenance services contract carries a value of approximately US $700 million (€550 million).

The project, to be implemented under a Public Private Partnership scheme, consists of financing, design-build, and operation and maintenance of the Gautrain Rapid Rail Link. The Bombela consortium consists of the following members: Bombardier; French civil contractor Bouygues Travaux Publics; South African civil contractor Murray & Roberts; and Strategic Partners Group (SPG), which is a group of several South African Broad Based Black Economic Empowerment companies.

The 80-km Gautrain Rapid Rail Link will connect Johannesburg, Tshwane (Pretoria) and the Johannesburg International Airport. Bombardier will be responsible for the core electrical and mechanical systems, including a fleet of 96 *Bombardier Electrostar* vehicles. The system will open in two phases. Phase 1 will include the Sandton, Marlboro, Midrand, Rhodesfield, and Johannesburg International Airport (JIA) stations and Phase 2 will extend the system to the Park, Rosebank, Centurion, Tshwane (Pretoria) and Hatfield stations.

Commenting on today's announcement, André Navarri, President of Bombardier Transportation, said: "This decision by the leaders of Gauteng Province is an important step in the development of South Africa's rail infrastructure and promises to deliver long-term economic benefits for the country and its people."

Raymond T. Betler, President of Bombardier Transportation, Total Transit Systems, said: "As a global leader in the supply of complete transportation systems for worldwide markets, we are exceptionally proud to be associated with this project. We will deliver a world-class transit system for the people of Gauteng Province and South Africa. Through this contract, Bombardier

is fully committed to making this project a lasting contribution to the empowerment and socio-economic development of the people of South Africa."

Bombardier will be responsible for the design and supply of the *Electrostar* vehicles and the *Bombardier CITYFLO* 250 train control technology. In conjunction with its Broad Based Black Economic Empowerment partners, Bombardier will supply the power supply and distribution systems, communications systems, automatic fare collection, track work and maintenance equipment, as well as project management, systems engineering and integration, and testing and commissioning. The civil contractors will be responsible for all of the civil works, including tunnels, stations and the maintenance depot. The partnership also will be involved in maintaining the system during the 15-year operating period following construction.

Bombardier Transportation's facility in Derby, United Kingdom, will be responsible for manufacturing the *Electrostar* fleet of vehicles, with final assembly performed in South Africa. The *Electrostar* vehicle is operating on a number of lines in the UK, including the c2c line, where it is achieving some of the highest reliability figures in the country.

Bombardier Transportation has its global headquarters in Berlin, Germany, with a presence in over 60 countries. It has an installed base of approximately 97,000 vehicles worldwide. The company offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006 were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to editors

A photo is available on our website at the following address
http://www.transportation.bombardier.com/photography.jsp

For information:
David Slack
Director, Communications
+ 1 450 441 3190

BOMBARDIER

PRESS RELEASE

BOMBARDIER CONSORTIUM AWARDED CONTRACT FOR ADVANCED RAPID TRANSIT CARS IN KUALA LUMPUR, MALAYSIA

Montreal, October 13, 2006 – Bombardier Transportation and its local partner Hartasuma Sdn Bhd have signed a contract with Syarikat Prasarana Negara Berhad (SPNB) for an initial 88 advanced rapid transit (ART) MK II cars to be used on the Kelana Jaya Line in Kuala Lumpur, Malaysia. The contract is valued at approximately $210 million US (167 million euros) with Bombardier's share valued at approximately $147 million US (117 million euros). The agreement includes options for 52 additional cars. Should all options be exercised, the entire contract would total 140 cars and be valued at approximately $320 million US (255 million euros).

The fully automated, driverless Kelana Jaya Line began operation in 1998 and was built by a Bombardier-led consortium that included Bombardier and SNC Lavalin. Today, the line links western and eastern suburbs to Kuala Lumpur's downtown. At 29 km, the Kelana Jaya Line is the longest fully automated, driverless transit system in Asia. The line currently uses 70 Bombardier-built ART MK II vehicles. SPNB's order for new vehicles will expand the line's passenger carrying capability. The line is currently operating at maximum capacity.

"Our mission is to provide a highly integrated and efficient public transport infrastructure that will bring positive economic contribution through enhanced public mobility and will improve the overall quality of life for the citizens of Kuala Lumpur," said Encik Shaipudin Shah Harun, Executive Director and Chief Executive Officer of SPNB. "That is why we once again rely on Bombardier technology to improve the service on the Kelana Jaya Line."

The cars will be manufactured at Bombardier Transportation production facilities in North America with final assembly in Malaysia through the local partner, which is a major player in the Malaysian rail industry. Delivery of the cars is expected to take place between September 2008 and June 2010.

Bombardier is the world leader in designing and supplying automated rapid transit systems, monorails and people movers for urban and airport applications. The expansion to the existing 29-km Kelana Jaya line will use Bombardier's Linear-Induction-Motor (LIM) propulsion, successfully deployed on the Vancouver SkyTrain*, the longest driverless system in the world;

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELECTED BY FRENCH NATIONAL RAILWAYS SNCF TO SUPPLY THE FUTURE ILE-DE-FRANCE COMMUTER TRAIN

TOTAL CONTRACT ESTIMATED AT $3.4 BILLION US

Montreal, October 25, 2006 – Bombardier Transportation today announced that it has been selected by SNCF, French National Railways, to supply the future Ile-de-France commuter train, after a call for tenders launched in February 2004. The contract is for the delivery of a total of 372 trains that will operate on the Greater Paris / Ile-de-France suburban network, and includes an initial order of 172 trains valued at an estimated $1.7 billion US (1.35 billion euros). The total value of the contract is estimated at $3.4 billion US (2.7 billion euros). SNCF announced its decision at the conclusion of its Board meeting on 25 October 2006, convened to review the opinion of its contract committee.

Contract signing is expected to take place in the near future. Delivery of the first trains is scheduled to begin in November 2009 and continue until 2015. The new train will be designed, manufactured and built at the Bombardier Transportation facility in Crespin, in the Valenciennes region, France.

Bombardier Transportation's future Ile-de-France commuter train is an articulated train featuring extra-wide carriages which provide an unusually large internal volume for passengers, wide seats and especially wide doors to increase the ease and speed of passenger movement. Each train consists of seven or eight carriages in a single unit and can also be operated as a double or triple unit. The capacity of the trains will vary from 800 to 1,000 passengers, depending on the configuration and layout. The new train is designed for maximum comfort, safety and security and is based on Bombardier's proven technology already in commercial service, offering a high level of reliability.

Commenting on the announcement, André Navarri, President of Bombardier Transportation, said: "We believe that this new train will transform the travelling experience for passengers in Ile-de-France and we are delighted to support the ambitious policy of STIF (transport authority of Ile-de-France) and SNCF to renew the Ile-de-France rolling stock."

Jean Bergé, President Bombardier Transportation, France, said: "We are particularly proud of the confidence that SNCF has shown in us. This success confirms the role that Bombardier Transportation is currently playing in the field of regional railway transport in France. It is also a source of pride for the national railway industry".

In France, Bombardier Transportation operates primarily at its Crespin factory in the Valenciennes region, which employs 1,600 people and is the leading French manufacturing site in the railway industry. Bombardier Transportation is involved in all TGV (high-speed rail) programs. The group manufactures a wide range of rolling stock for public transport. Among these products are the MF2000 vehicles for the Paris metro, the Marseille, Nantes and Saint-Etienne tramways, and the recent RER (commuter train) vehicles. Bombardier is a major player in regional transportation with its TER2N NG railcars and the AGC (Autorail Grande Capacité/high-capacity rail liner) which 21 French regions have ordered to date. Bombardier Transportation is recognized as a global partner of the transport authorities in France.

Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of approximately 97,000 cars. The company offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006 were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to editors
A photo is available on our website at the following address
http://www.transportation.bombardier.com/photography.jsp

For information
David Slack
Director, Communications
North America
+ 1 450 441 3190

www.bombardier.com

New York City's 13-km AirTrain* JFK, where Bombardier is providing up to 15 years of operations and maintenance services; as well as the Scarborough RT system (Toronto, Canada) and the Detroit Downtown People Mover, USA. Bombardier is also managing other ART projects in Asia; one recently announced for the Beijing Airport Link in China and one already under construction for Yongin City in South Korea. With over 70 years of combined system operation, ART technology offers unprecedented reliability.

"We are very proud of the cars and system already delivered to Kuala Lumpur," said William Spurr, President, Bombardier Transportation, North America. "This order allows us to build on a long-standing relationship with our customer SPNB. It confirms once again the success of Bombardier's LIM technology, developed in Ontario, Canada, for applications around the world."

"Hartasuma is proud to be associated with a world leader like Bombardier. This partnership will enhance the local rail industry," said Datuk Ravindran Menon, Group Executive Director, Hartasuma Sdn Bhd .

Bombardier Transportation has its global headquarters in Berlin, Germany, with a presence in over 60 countries. t has an installed base of approximately 97,000 vehicles worldwide. The company offers the broadest product portfolio and is recognized as the leader in the global rail sector.

*_Bombardier SkyTrain and AirTrain_ are trademarks of Bombardier Inc. or its subs idiaries

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006 were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

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David Slack
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North America
+ 1 450 441 3190

www.bombardier.com